Exhibit 99.1

IsoTis Reports Third Quarter Results
Revenues Grow 25% to $10.2 Million

LAUSANNE, Switzerland, IRVINE, CA, USA, - November 9, 2006 – IsoTis S.A. (SWX/Euronext: ISON) (TSX: ISO), the orthobiologics company, today reported its results for the third quarter and nine months ended September 30, 2006. Revenues were $10.2 million for the third quarter of 2006, representing a 25% increase over revenues of $8.1 million for the third quarter of 2005.  For the first nine months of 2006, revenues were $30.8 million, representing a 31% increase over revenues of $23.5 million for the same period in 2005.

Revenue Analysis

IsoTis’ chief distribution channels are its U.S. network of independent agents and its network of international distributors, while the remaining portion of its revenues is derived from private label agreements. In the third quarter of 2006, revenues from the U.S. network grew 19% to $6.0 million compared to $5.0 million in the third quarter of 2005, while in the nine months of 2006, revenues from the U.S. network grew 18% to $18.0 million, compared to $15.2 million in the first nine months of 2005. In the third quarter of 2006, international revenues grew 44% to $2.4 million compared to $1.7 million in the third quarter of 2005, while in the nine months of 2006 international revenues grew 43% to $7.4 million, compared to $5.2 million in the nine months of 2005.

Results Comparison & Cash Position

The loss from operations for the third quarter of 2006 was $3.1 million, compared to $2.3 million for the third quarter of 2005. In the nine months of 2006, the loss from operations was $7.8 million, compared to $7.1 million in the nine months of 2005. Net loss for the third quarter of 2006 totaled $1.9 million or $0.03 per diluted share as compared with a net loss of $1.5 million or $0.02 per diluted share for the third quarter of 2005. The net loss for the nine months ended September 30, 2006 was $11.9 million or $0.17 per share due in part to the $4.6M negative impact of foreign currency movements on intercompany loans. For the nine months ended September 30, 2005 net income was $2.4 million or $0.03 per share which was primarily due to an $8.6 million favorable impact of foreign currency movements on intercompany loans.

At September 30, 2006, IsoTis had cash and cash equivalents and restricted cash of $20.0 million.

Highlights Third Quarter

•	Sale of dental assets to Keystone Dental Inc. for $7.4 million
•	Secured $5 million credit line with SVB Silicon Valley Bank
•	Appointed Gene Reu. as VP of Operations
•	Private label agreement with Alphatec Spine

Pieter Wolters, President and CEO of IsoTis said, “I am pleased with our performance in the third quarter. We are reporting our eighth consecutive quarter of revenue growth. With the sale of our dental assets and the credit line, we have considerably strengthened our cash position. We believe our continued growth and our improved financial position provide a solid foundation for our intention to become a U.S. company with a single listing on NASDAQ that we announced earlier this week. We believe that the NASDAQ listing, will allow us to continue to accelerate and sustain our growth. Meanwhile, we reiterate our 2006 guidance of achieving between 25% and 30% revenue growth.”

Business Outlook for 2006

•	IsoTis anticipates total revenues for full year 2006 to grow by between 25% and 30%
•	IsoTis continues its product and business development efforts aimed at introducing new products
•	IsoTis intends to become a U.S. company with a single NASDAQ listing in Q1 of 2007

Conference Call

IsoTis will conduct a conference call today at 4.30 p.m. CET/10.30 a.m. ET/7.30 a.m. PT. Dial: +41 91 610 5609 (Europe); +44 20 7107 0613 (UK); +1 866 865 5144 (toll free dial in US/Canada); no password required. Digital playback is available for 24 hours after the conference starting at 6.30 p.m. until November 10, 2006, 6.30 p.m. CET, dial: +41 91 612 4330 (Europe); +44 20 7108 6233 (UK); +1 866 416 2558 (US/Canada); playback ID: 711#. The call will also be webcast live on the IsoTis website at www.isotis.com. The webcast will remain available on IsoTis’ website through December 31, 2006.

IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. IsoTis’ main commercial operations are based in Irvine, California, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward- looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management  of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, failure to obtain sufficient shareholder support for the exchange offer, inability to list the IsoTis Inc, shares on NASDAQ in a timely manner, if at all, a competitive sales and marketing environment, the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (a.o. EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet, conditions imposed for required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law. For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).

IsoTis S.A.
Consolidated Statements of Operations-Unaudited
US Dollars

	Three Months Ended		Nine Months Ended

	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05

Revenues
Product sales	$10,161,972	$8,146,900	$30,729,113	$23,450,049
Other revenue	—	—	35,816	38,825
Total revenues	10,161,972	8,146,900	30,764,929	23,488,874
Operating expenses
Costs of sales	3,630,693	3,261,653	11,304,813	9,183,912
Research and development	1,983,751	1,735,114	5,591,768	4,171,131
Marketing and selling	4,667,770	3,315,938	13,200,975	9,310,025
General and administrative	2,978,011	2,152,586	8,445,734	7,938,321
Total operating expenses	13,260,225	10,465,291	38,543,290	30,603,389
Loss from operations	(3,098,253)	(2,318,391)	(7,778,361)	(7,114,515)
Interest income	161,784	131,427	440,021	385,975
Interest expense	(75,735)	(31,807)	(132,219)	(156,555)
Foreign exchange gain / (loss)	941,506	301,706	(4,568,038)	8,625,190
Other	146,019	431,548	142,100	663,351
Net (loss) income before taxes	(1,924,679)	(1,485,517)	(11,896,497)	2,403,446
Provision for income taxes	—	—	—	—
Net (loss) income	$(1,924,679)	$(1,485,517)	$(11,896,497)	$2,403,446
Basic and diluted net (loss) income per share	$(0.03)	$(0.02)	$(0.17)	$0.03
Weighted average common shares outstanding
Basic	70,940,713	70,681,023	70,918,356	70,349,586
Diluted	70,940,713	70,681,023	70,918,356	72,407,899

IsoTis S.A.
Consolidated Balance Sheets

	September 30, 2006	December 31, 2005

	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$16,909,442	$15,714,442
Restricted cash	1,634,357	2,184,063
Trade receivables, net	7,548,822	6,306,518
Inventories	12,921,460	10,020,906
Unbilled receivables	74,069	295,115
Value added tax receivable	120,944	95,505
Prepaid expenses and other current assets	979,227	761,355

Total current assets	40,188,321	35,377,904
Non-current assets:
Restricted cash	1,500,000	2,250,000
Property, plant and equipment, net	3,420,410	1,359,280
Goodwill	16,383,069	16,383,069
Intangible assets, net	11,659,113	13,585,250

Total non-current assets	32,962,592	33,577,599

Total assets	$73,150,913	$68,955,503

Liabilities and share holders’ equity
Current liabilities:
Trade payables	$5,234,565	$2,910,114
Accrued liabilities	7,727,924	6,680,989
Deferred revenue	1,342,797	344,719
Current portion of interest-bearing loans and borrowings	2,217,473	1,015,471

Total current liabilities	16,522,759	10,951,293

Non-current liabilities:
Interest-bearing loans and borrowings	2,083,692	2,043,781
Deferred revenue	5,132,910	—
Other long term liabilities	133,266	—

Total non-current liabilities	7,349,868	2,043,781

	50,716,173	50,644,949
	106,655,281	106,212,297
	17,631,722	12,932,003
	(125,724,890)	(113,828,820)

Total shareholders’ equity	49,278,286	55,960,429

Total liabilities and shareholders’ equity	$73,150,913	$68,955,503

IsoTis S.A.
Consolidated Statements of Cash Flows-Unaudited
US Dollars

	Nine Months Ended

	30-Sep-06	30-Sep-05

Cash flows from operating activities
Net (loss) income from continuing operations	$(11,896,497)	$2,403,446
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	2,516,901	2,405,608
Bad debt expense	213,709	141,535
Gain (loss) on sale of assets	17	(659,898)
Stock-based compensation expense	413,598	479,719
Foreign currency transaction (gain) loss	4,568,038	(8,625,190)
Change in operating assets and liabilities:
Inventories	(2,863,302)	(204,946)
Trade receivables	(1,399,926)	(1,895,226)
Other current assets	47,521	646,321
Deferred revenue	(414,257)	136,910
Trade and other payables	2,854,413	(833,008)
Other long term liabilities	133,266	—
Restructuring provision	—	(673,197)

Net cash flows used in operating activities	(5,826,519)	(6,677,926)
Cash flows from investing activities
Purchase of property, plant and equipment	(2,633,905)	(439,516)
Proceeds from sale of dental assets	6,984,277
Proceeds from sale of property, plant and equipment and assets	22,411	2,590,700
Change in restricted cash	1,378,164	1,381,372

Net cash flows provided by investing activities	5,750,947	3,532,556
Cash flow from financing activities
Proceeds from issuance of common shares	100,610	865,689
Proceeds from interest-bearing loans and borrowings	2,000,000	—
Repayment of interest-bearing loans and borrowings	(762,090)	(6,190,650)

Net cash flows provided by (used in) financing activities	1,338,520	(5,324,961)
(Loss) on cash held in foreign currency	(67,948)	(30,701)

Net increase/(decrease) in cash and cash equivalents	1,195,000	(8,501,032)
Cash and cash equivalents at the beginning of the period	15,714,442	25,539,602

Cash and cash equivalents at the end of the period	$16,909,442	$17,038,570